Exhibit 99.1

Scotiabank provides updated information for Registered Shareholders and Employee Share

Plan Participants requesting paper copies for 189th Annual Meeting of Shareholders

TORONTO, ON / March 12, 2021 — Registered Shareholders and Employee Share Plan Participants experiencing issues requesting paper copies of meeting materials by telephone should contact 1-866-962-0498 (514-982-8716 outside North America) with their 15-digit control number. This request can also be completed by contacting service@computershare.com.

Shareholders with any other questions can contact Computershare at 1-877-982-8767 (514-982-7555 outside North America).

Scotiabank’s Annual Meeting of Shareholders will be held virtually on Tuesday, April 13, 2021 at 9:00 a.m. Eastern via live webcast and conference call. Details for the webcast and phone line will be made available in advance of the meeting and will be found at scotiabank.com/annualmeeting.

About Scotiabank

Scotiabank is a leading bank in the Americas. Guided by our purpose: “for every future”, we help our customers, their families and their communities achieve success through a broad range of advice, products and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking, and capital markets. With a team of approximately 90,000 employees and assets of approximately $1.2 trillion (as at January 31, 2021), Scotiabank trades on the Toronto Stock Exchange (TSX: BNS) and New York Stock Exchange (NYSE: BNS). For more information, please visit http://www.scotiabank.com and follow us on Twitter @ScotiabankViews.

For Media Inquiries Only

Laura Mergelas

Global Communications

laura.mergelas@scotiabank.com

437-244-7863